Exhibit 99(a)(5)(C)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated June 4, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal and any amendments or supplements to the Offer to Purchase or Letter of Transmittal and, other than as described below, is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. However, the Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by Banc of America Securities LLC, which is acting as the dealer manager for the Offer (the “Dealer Manager”), or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of
Common Stock
(Including the Associated Rights to Purchase Series A Junior Participating Preferred Stock)
and
Shares of Series A Convertible Participating Preferred Stock
of
Bioenvision, Inc.
by
Wichita Bio Corporation
a wholly-owned subsidiary of
Genzyme Corporation

Wichita Bio Corporation, a Delaware corporation (the “Purchaser”) and direct wholly-owned subsidiary of Genzyme Corporation, a Massachusetts corporation (“Genzyme”), is making an offer to purchase all of the outstanding shares of Common Stock, $0.001 par value per share (“Common Stock”), including all rights to purchase Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement, dated as of November 17, 2004, between Bioenvision, Inc. and American Stock Transfer & Trust Company as rights agent (the “Common Shares”), and shares of Series A Convertible Participating Preferred Stock, $0.001 par value per share (the “Preferred Shares” and, together with the Common Shares, the “Shares”), of Bioenvision, Inc., a Delaware corporation (“Bioenvision”), at a price of $5.60 per share, net to the seller, in cash, for each outstanding Common Share and $11.20 per share, plus all accrued but unpaid dividends, net to the seller, in cash, for each outstanding Preferred Share, in each case less any applicable withholding tax (such prices, or any higher prices per share as may be paid pursuant to the Offer, are referred to in this announcement as the “Common Stock Offer Price” and the “Preferred Stock Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). Tendering stockholders whose Shares are registered in their own names and who tender directly to American Stock Transfer & Trust Company, which is acting as the Depositary (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through banks, brokers or other nominees should check with such institutions as to whether they charge any service fees. The Purchaser will pay all fees and expenses of the Depositary, Innisfree M&A Incorporated, which is acting as the Information Agent (the “Information Agent”) and the Dealer Manager incurred in connection with the Offer.

The Purchaser is offering to purchase all the Shares as a first step in acquiring the entire equity interest in Bioenvision. Following completion of the Offer, the Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:01 A.M., NEW YORK CITY TIME, ON JULY 2, 2007 UNLESS THE OFFER IS EXTENDED (THE “EXPIRATION DATE”). SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration date (1) that number of Common Shares which, when added to any Common Shares owned by the Purchaser and Genzyme, represents a majority of the issued and outstanding Common Shares (assuming, for purposes of such calculation, the exercise or conversion of all vested “in-the-money” options and “in-the-money” warrants to purchase Shares) and (2) 100% of the outstanding Preferred Shares, the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated if a filing is required under such Act, and certain required governmental approvals, waivers, consents or clearances having been obtained. The Offer is also conditioned upon the satisfaction of other conditions set forth in Section 14 “Certain Conditions of the Offer” of the Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of May 29, 2007 (the “Merger Agreement”), among Genzyme, the Purchaser and Bioenvision, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Bioenvision, with the surviving entity, Bioenvision, becoming a direct wholly owned subsidiary of Genzyme (the “Merger”). In the Merger, each outstanding Common Share (other than Shares owned by Genzyme, the Purchaser, any wholly-owned subsidiary of Genzyme or Bioenvision or by stockholders, if any, who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Common Stock Offer Price in cash, without interest thereon. Each outstanding Preferred Share (other than Shares owned by Genzyme, the Purchaser, any wholly-owned subsidiary of Genzyme or Bioenvision or by stockholders, if any, who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Preferred Stock Offer Price in cash, without interest thereon. The Merger Agreement is more fully described in Section 12 “Purpose of the Offer; The Merger Agreement; Plans for Bioenvision” of the Offer to Purchase.

The Board of Directors of Bioenvision has unanimously recommended that stockholders accept the Offer and tender their Shares pursuant to the Offer. At a meeting held on May 28, 2007, the Board of Directors of Bioenvision, by unanimous vote, (1) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (2) determined that the Merger Agreement, the Offer and the Merger are advisable and in the best interests of the stockholders of Bioenvision.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the certificates for such Shares, together with a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or (2) in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 2 “Procedures for Tendering Shares” of the Offer to Purchase, a Book-Entry Confirmation (as defined in the Offer to Purchase) and either a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase), and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

Subject to the next sentence, the Purchaser may, at any time and from time to time, waive any condition to the Offer, by giving oral or written notice of such waiver to the Depositary. Without the prior written consent of Bioenvision, the Purchaser will not:

•       reduce the Common Stock Offer Price or Preferred Stock Offer Price to be paid pursuant to the Offer;

•       change the form of consideration payable in the Offer;

•       decrease the number of Shares sought to be purchased by the Purchaser pursuant to the Offer;

•       impose additional conditions to the Offer; or

•       extend the Offer beyond a date that is twenty-one business days after commencement of the Offer or the last extension, if any, other than as described in Section 1 “Terms of the Offer” of the Offer to Purchase.

If by 12:01 a.m., New York City time, on the Expiration Date, any or all of the conditions to the Offer have not been satisfied or waived, subject to the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), the Purchaser may:

•       terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders;

•       waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore validly withdrawn;

•       except as set forth above, extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended; or

•       except as set forth above, amend the Offer.

In addition, the Purchaser may elect to provide a “subsequent offering period” of three to 20 business days in accordance with Rule 14d-11 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

Any extension, waiver, amendment or termination will be followed as promptly as practicable by public announcement thereof consistent with the requirements of the SEC. An announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer and, unless already accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after August 3, 2007. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2 “Procedures for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 2 “Procedures for Tendering Shares” of the Offer to Purchase at any time prior to the Expiration Date. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of the Purchaser, Genzyme, Bioenvision, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. In general, a stockholder who sells Shares pursuant to the Offer will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer. Stockholders are strongly encouraged to read the Offer to Purchase, in particular Section 5 “Certain U.S. Federal Income Tax Consequences,” for additional information regarding the United States federal income tax consequences of participating in the offer, and stockholders should consult their tax advisor.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Bioenvision has provided the Purchaser with Bioenvision’s stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the Letter of Transmittal contain important information and should be read carefully in their entirety before any decision is made with respect to the Offer.   Questions and requests for assistance may be directed to the Information Agent or Dealer Manager as set forth below. Requests for copies of the Offer to Purchase, Letter of Transmittal and other tender offer materials may be directed to the Information Agent, and copies will be furnished at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than to the Dealer Manager, Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders Call Toll Free: (888) 750-5834 (from the U.S. and Canada) or
(412) 232-3651 (from outside the U.S. and Canada)
Banks and Brokers Call Collect: (212) 750-5833

The Dealer Manager for the Offer is:

Banc of America Securities LLC

9 West 57th Street
New York, NY 10019
(212) 583-8426 (Call Collect)
(888) 583-8900 ext. 8426 (Call Toll Free)

June 4, 2007